Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com

(804) 649-6643

Fax (804) 649-6024

sdickinson@mediageneral.com

Stephen Y. Dickinson

Controller and Chief Accounting Officer

May 11, 2009

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Media General, Inc. (Registrant)

Form 10-K for the year ended December 28, 2008

Filed February 25, 2009

File No. 001-6383

Dear Ms. Cvrkel:

This letter is submitted in response to the staff’s comments contained in your letter, dated March 27, 2009, relative to the Media General, Inc. (“Registrant” or “Company”), Form 10-K for the year ended December 28, 2008.

In the following paragraphs, each of the staff’s comments is presented in bold, followed by the Registrant’s response.

Selected Financial Data, page 9

1.	We note that your table of selected financial data discloses net income (loss) for each of the last five years. Please revise future filings to also include disclosure of income (loss) from continuing operations as required by Instruction 2 to Item 301 of Regulation SK.

Registrant’s Response

The Registrant will ensure compliance in future filings.

2.

We note that your table of selected financial data discloses an operating cash flow amount that does not correspond to the “net cash provided by operating activities” amount presented on the statement of cash flows, or the total of the segment operating cash flows disclosed in Note 6. In light of this inconsistency, we consider the operating cash flow amount presented on the table of selected financial data to be a non-GAAP financial measure pursuant to the provisions of Regulation G and Item 10(e) of Regulation S-K. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K with respect to this non-GAAP measure. Also, please revise your presentation to disclose the non-GAAP financial measures less prominently than any GAAP measures, such as at the bottom of the table below the financial measures presented in accordance with GAAP. Alternatively, revise your table of selected financial data in future filings to eliminate the calculation of and presentation of the non-GAAP financial measure “operating cash flow.”

Registrant’s Response

The Registrant will ensure compliance in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

- Critical Accounting Estimates and Assumptions, page 10

3.	Please consider expanding your discussion of critical accounting estimates in future filings to include a discussion of the estimates surrounding your accounting for property, plant and equipment and stock compensation. Your discussion should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Registrant’s Response

The Registrant periodically reviews its accounting estimates and assumptions to determine which items it considers critical for purposes of disclosure pursuant to FR-72. The Registrant does not currently consider the estimates and assumptions surrounding the accounting for property, plant and equipment and stock compensation to be critical. The accounting and reporting related to property, plant and equipment has been routine with no controversy regarding useful lives and recovery of assets. The Registrant has not historically had material write-offs of these assets. Stock compensation has become less material as the Registrant’s stock price has fallen. The Registrant has historically granted stock options once a year to less than 3% of its employees and PARS every other year to a much smaller group. The Registrant will continue to evaluate these two areas and will consider the need to expand its discussion of critical accounting estimates to include a discussion of these items in future filings.

- Results of Operations, page 12

4.	We note your discussion of the results of operations includes a chart which adjusts net income for various items to arrive at an adjusted income amount. Because this adjusted income financial measure excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP (net income), it would be considered a non-GAAP financial measure pursuant to the provisions of Regulation G and Item 10(e) of Regulation S-K. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K. Alternatively, revise MD&A in future filings to eliminate the discussion of the non-GAAP measure “adjusted income.” Also, we note that several of the items listed as adjustments have occurred in each of the last three years. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. If you continue to disclose the non-GAAP financial measure “adjusted income,” please remove the adjustment items that have occurred within the past two years, such as net (gain) loss related to divestiture of operations, severance costs, income loss on SP Newsprint, and income from discontinued operations, or alternatively tell us why you believe this presentation of the non-GAAP financial measure is appropriate. See Question 8 and 9 of the SEC Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Registrant’s Response

The Registrant chose to present “adjusted income” in its 2008 MD&A in order to clearly and concisely describe the Registrant’s results of operations for the three years ending December 28, 2008. The Registrant believed the measure was the best way to effectively communicate to the readers of the financial statements the contributions of underlying operations and specific transactions. However, the Registrant will ensure compliance in future filings if it uses such a presentation.

- Results of Operations

- Interactive Media, page 14

5.	We note your disclosure that for purposes of the sections of your results of operations discussion and for certain charts, discontinued operations, investments and results of DealTaker.com are excluded; and for purposes of 2007 comparison to 2006, results from the acquired NBC Web sites are also excluded. Because this discussion uses financial measures titled operating loss and revenues, which exclude amounts that are included in the most directly comparable measures calculated and presented in accordance with GAAP (segment revenues and operating loss), these measures would be considered non-GAAP financial measures pursuant to the provisions of Regulation G and Item 10(e) of Regulation S-K. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K, including changing the title or description of these non-GAAP financial measures. Item 10(e) prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Alternatively, revise MD&A in future filings to eliminate the discussion of the non-GAAP financial measures.

Registrant’s Response

Similar to Comment #4, the Registrant chose to exclude discontinued operations, investments, the results of Dealtaker.com and the acquired NBC Web sites from certain results of operations disclosures and charts in its 2008 MD&A in order to clearly and concisely describe the Registrant’s financial performance for the three years ending December 28, 2008. The Registrant believed this manner of presentation was the best way to effectively communicate to the readers of the financial statements the “same-store” performance. However, the Registrant will ensure compliance in future filings if it uses such a presentation.

Consolidated Statements of Stockholders’ Equity, page 24

6.	We note that the activity in the statement of stockholders’ equity for the year ended December 28, 2008, includes a line item titled “other” for an aggregate amount of $(1,738). Please explain to us, and disclose in future filings, the nature of the transactions included in this line item.

Registrant’s Response

The table below summarizes the components of the line item “Other” in the Registrant’s Consolidated Statement of Stockholders’ Equity for the year ended December 28, 2008 (in thousands):

	Class A Shares (#)	Total Stockholders’ Equity ($)
Supplemental 401(k)		$(1,912)

Class B to Class A conversion	4	—

Dividend reinvestment program	43	209

Stock distribution to former director	16	230

Tax effect of stock option cancellations		(265)

Total	63	$(1,738)

Supplemental 401(k) - A discussion of the accounting for this Plan was included in Note 8. On the date of the Plan amendments, the Plan’s obligation to participants was transferred to a liability account at its fair value of $1,822,000 with an offsetting reduction to Additional Paid-In Capital (APIC). Subsequent Plan activity netted to $90,000 for the remainder of the year.

Class B to Class A Conversion - A Class B shareholder exchanged 4,112 shares of Class B stock for 4,112 shares of Class A stock with no net impact on stockholders’ equity.

Dividend Reinvestment Program – The Registrant maintains an Automatic Dividend Reinvestment and Stock Purchase Plan. Class A stockholders purchased 42,683 shares of Class A stock via this program during 2008 at an average price of $4.90.

Stock Distribution to Former Director – A director who served as an Outside Director through the date of the Registrant’s Annual Meeting on April 24, 2008 participated in the Directors’ Deferred Compensation Plan. The director elected to receive a lump sum settlement of 16,167 shares of Class A common stock at a fair value of $14.20 per share.

Tax Effect of Stock Option Cancellations – The Registrant maintains a Non-Qualified Stock Option Plan as described in Note 8 and accounts for these options pursuant to FASB Statement No. 123(R), Share-Based Payment. During 2008, several of the options for which the Registrant recognized expense and deferred tax assets were not exercised prior to their cancellation date because they were underwater. Accordingly the Registrant reversed $265,000 of deferred tax assets related to these options through APIC because it had a pool of available APIC credits related to past equity awards.

The Registrant notes the 63 thousand shares is less than 1% of the Registrant’s total outstanding shares and the $1,738,000 is less than 1% of the Registrant’s liabilities and equity and as such the Registrant does not believe that the items described above are material enough to warrant separate presentation within the Consolidated Statement of Stockholders’ Equity or further discussion in Note 8.

7.	We note that you have disclosed the tax effects associated with your various categories of other comprehensive income (loss) for the fiscal years ended December 31, 2006 and 2007 in your consolidated statements of stockholders’ equity, but have not included these disclosures for the various components of other comprehensive income in the fiscal year ended December 31, 2008. In future filings, please revise to include disclosure of the tax expense or benefit allocated to each component of other comprehensive income for 2008 as required by paragraph 25 of SFAS No. 130.

Registrant’s Response

Given that the Registrant disclosed the tax expense or benefit allocated to each component of other comprehensive income (loss) for both 2006 and 2007 within the Statement of Stockholders’ Equity, the Registrant understands why the SEC Staff has commented on its presentation of the tax effects of other comprehensive loss for 2008. However as discussed in the Registrant’s March 31, 2009 telephone conversation with the SEC’s Claire Erlanger, the 2008 tax amounts were zero and as such no disclosure was necessary.

Statement of Cash Flow, page 25

8.

We note your presentation of insurance proceeds related to repair costs as a component of cash provided by operating activities. In light of the disclosure in Note 11 that the cash received covered the damaged press as well as the clean up and repair costs, please tell us how you determined the amount of the settlement that was related to the press and the amount related to the clean up and repair costs. Also, please tell us why you believe it is appropriate to classify the insurance proceeds related to repair costs as an operating activity versus an investing activity. Please note that at the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments held on December 5-7, 2005 the SEC Staff noted that they believed that the receipt of any insurance proceeds should be classified in the statement of cash flows based on the nature of the insurance coverage, not the intended use of the proceeds.

Registrant’s Response

The Registrant believes that it has appropriately classified the insurance proceeds in accordance with FASB Statement No. 95 and the 2005 speech referenced above. The Registrant’s insurance policies do not prioritize coverage based on types of losses. The Registrant and the insurer reached a settlement regarding its claim and as such the cash proceeds were not specific to the types of losses. The Registrant prepared and presented a rational allocation of the $47.7 million proceeds among operating activities and investing activities. The Registrant allocated $20 million to operating cash flows based on the amount of clean up and repair costs it ultimately expected to incur for these activities. The remaining $27.8 million of proceeds were attributed to the damaged press equipment (with a net book value prior to write-off of $10.2 million). The Registrant recorded a gain of $17.6 million representing the difference between the cash proceeds attributed to the damaged press equipment and its net book value.

The SEC Staff indicated in the 2005 speech referenced above that proceeds from insurance settlements should be classified based on the nature of the loss that is covered by the insurance policy, not on the spending or planned spending of the proceeds. The Registrant’s insurance policies cover both clean up and repair costs and damage or loss to certain covered assets but cash proceeds are not specific to the types of losses. The Registrant assumed in its analysis that cash proceeds received should first match dollar for dollar to the expected clean up and repair costs incurred or to be incurred within cash flows from operations. The remaining proceeds were assumed to be the replacement value of the damaged press. Under the terms of the insurance settlement, the Registrant is under no contractual obligation to replace and has not used the full $27.8 million of investing cash flow proceeds to replace the specifically damaged press equipment.

Notes to the Financial Statements

Note 2. Acquisitions, Dispositions and Discontinued Operations, page 27

9.	We note your disclosure that as of December 28, 2008, the assets of discontinued operations consisted of $2.9 million of current and other assets, $4 million of fixed assets, and $5 million of goodwill. Please tell us and disclose in future filings the nature of the assets of discontinued operations as of December 30, 2007. Also, in light of the loss recorded on disposition of the television stations during 2008, please tell us if you expect the sale of WCWJ in Jacksonville, Florida to result in a loss. If so, please tell us the amount of the estimated loss and also tell us why you believe goodwill associated with this disposal group is properly valued at December 28, 2008.

Registrant’s Response

As appropriate, the Registrant will include the following disclosure in future filings regarding the nature of the assets of discontinued operations as of December 30, 2007:

As of December 30, 2007, the assets of discontinued operations consisted of approximately $10 million of current and other assets, $22 million of fixed assets, and $75 million of intangible assets including FCC licenses, network affiliations and $19 million of goodwill.

The SEC Staff correctly observes that the Registrant recorded losses on disposition of certain television stations during 2008. Unlike the 2008 sales, however, the Registrant expects to record a gain on the disposition of WCWJ in the second quarter of 2009. The sale was completed in May 2009 and was disclosed as a subsequent event in the Registrant’s Form 10-Q for the quarter ended March 29, 2009. As such, the Registrant believes the goodwill associated with this disposal group is appropriately valued at December 28, 2008.

10.	We note your disclosure that depreciation and amortization of assets sold and held for sale ceased during the first quarter of 2008. However, we note from your disclosures in prior filings, such as your Form 10-K for the year ended December 30, 2007, that three of the television stations sold during 2008 were classified as held for sale during 2007. Please tell us why you did not cease depreciation and amortization of these assets during 2007 when there were initially classified as held for sale.

Registrant’s Response

The SEC Staff correctly observes that the Registrant classified three television stations as held for sale during 2007 but did not cease depreciation and amortization of the assets until the first quarter of 2008. In October 2007, the Registrant announced that it was exploring the potential sale of five broadcast television stations including: WCWJ – Jacksonville, WTVQ – Lexington, WMBB – Panama City, KALB/NALB – Alexandria, Louisiana, and WNEG – Toccoa, Georgia.

FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires six criteria to be met in order for a disposal group to be classified as held-for-sale. It was not until late December 2007 that the Registrant determined that its planned sales of WMBB, KALB/NALB, and WNEG had met all of the criteria for classification as held-for-sale. As the held-for-sale criteria for these stations were not met until the latter part of December 2007, the Registrant determined that the impact of recording a few days of depreciation and amortization for the stations’ assets was not material. Accordingly depreciation and amortization ceased on the first day of 2008. The other two stations did not meet the criteria until early March 2008 and depreciation and amortization ceased as of the beginning of March.

Note 3. Intangible Assets and Impairment, page 28

11.	We note your disclosure that you performed an interim impairment assessment in the second quarter of 2008 and in the fourth quarter of 2008, both of which resulted in an impairment to goodwill and intangibles. In light of the significant amounts of goodwill and other intangibles remaining on the balance sheet as of December 28, 2008, please explain to us why you believe these assets are recoverable as of December 28, 2008. As part of your response, please provide us with details of the significant assumptions used in each impairment analysis performed during 2008 and include a discussion of how the decline in your stock price affected your impairment analysis. Also, please tell us if you have performed an impairment analysis during the first part of 2009 and if so, please provide us the results of the analysis as well as any significant assumptions used.

Registrant’s Response

Following the impairment charges recorded in 2008 and described in Note 3, the Registrant had $421 million of goodwill and $245 million of FCC licenses, network affiliation intangible assets, and other amortizing and non-amortizing intangible assets. The Registrant has a robust impairment testing process that takes into account both expected cash flows (a discounted cash flow approach) and market assumptions (a market approach) and has taken significant write-downs of its goodwill and intangible assets. Accordingly, the Registrant believes the goodwill and intangible assets remaining on its balance sheet at December 28, 2008, are not impaired.

To clarify the Registrant actually performed three impairment tests in 2008. Due to a continuation of challenging business conditions in the second quarter of 2008 and the market’s perception of the value of media company stocks, the Registrant performed an interim impairment test as of June 29, 2008; this interim test resulted in an impairment charge ($782 million before taxes) in the second quarter. The Registrant performed its regular annual impairment test as of September 29, 2008, the beginning of its fourth quarter, with no additional impairment indicated. However, business conditions worsened during the fourth quarter, and the market’s perception of the value of media company stocks deteriorated further resulting in both another interim impairment test as of December 28, 2008 and an additional impairment charge ($130 million before taxes) recorded in the fourth quarter. With regard to the methodology and significant assumptions, the Company received guidance and input from a third party valuation firm. The significant assumptions used in these impairment tests are described further below.

Goodwill

The Registrant used a discounted cash flow approach for purposes of the step 1 goodwill tests at June 29 and September 29. At December 28, the Registrant used a combination of a market approach and a discounted cash flow approach for purposes of the step 1 goodwill test. The discounted cash flow approach requires a myriad of inputs and assumptions including estimates of expected cash flows which are highly dependent on future revenue levels, employee compensation, and newsprint prices (Publishing) among others. However, the Registrant considers the discount rate and market trading multiple assumptions to be the most impactful. The Registrant also monitors the terminal growth rate implied in its discounted cash flow model to assess the overall reasonableness of the analysis. The ranges of these metrics for each of the Registrant’s three 2008 discounted cash flow tests follow:

Key Metrics	June 29	September 29	December 28
Discount Rate	9.5 - 12%	9.25 - 12%	9.75 - 13%
Market Trading Multiples	6 to 10	6 to 10	5.5 to 9
Terminal Growth Rate	2 - 3%	2 - 3%	1 - 4%

As indicated above, the Registrant also performed a market based test as of December 28. The market approach has three primary inputs: actual and forecasted revenue, actual and forecasted EBITDA, and market multiples of revenue and EBITDA of peer companies. The Registrant calculated the market values of the Publishing and Broadcast entities using EBITDA multiples in the range of 6 to 8. The Registrant calculated the market values of its Interactive Media Division entities using revenue multiples in the range of 1.5 to 3.

Based on its June 29 discounted cash flow approach, the Registrant determined a step 2 test was necessary in its Publishing Division. After performing a pro-forma purchase price allocation, the Registrant wrote down the value of its goodwill to its implied value at June 29. No step 2 goodwill test was required at September 29 based on the results of the discounted cash flow test performed at that date. The values determined under the discounted cash flow and market approaches were in a similar range at December 28 and accordingly, the Registrant assigned equal weighting to the two approaches in its year-end step 1 goodwill test. As the indicated fair values exceeded the relevant carrying values by at least 15%, no step 2 goodwill test was necessary.

FCC Licenses

Prior to completing the Broadcast goodwill test described above, the Registrant tested its non-amortizing FCC license intangible assets for impairment. The Registrant determined that certain of its FCC licenses were impaired at both June 29 and December 28. The Registrant evaluates FCC licenses for impairment on a television station-by-station basis and values these assets using a Greenfield valuation methodology; an approach it has followed since it adopted Staff Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill in 2005. The purpose of the Greenfield method is to develop the expected discounted cash flows of an average market participant building a business from scratch around a primary asset, in this case the FCC license. The Registrant uses industry published revenue and expense figures of market participants as the foundation of its discounted cash flow model. However, significant management judgment is required to select appropriate market revenue and expense growth rates as well as necessary capital spending levels. Similar to the goodwill test, the discount rate and market trading multiple assumptions are the most impactful. The Registrant also monitors the terminal growth rate implied in its discounted cash flow model to assess the overall reasonableness of the analysis. The metrics for each of the Registrant’s 2008 impairment tests follow:

Key Metrics	June 29	September 29	December 28
Discount Rate	9%	9%	9.5%
Market Trading Multiples	8 to 10	8 to 10	7 to 9
Terminal Growth Rate	3 - 4%	3 - 4%	3 - 4%

Network Affiliations

Due to the same impairment indicators which required interim goodwill impairment tests at June 29 and December 28, the Registrant also performed impairment tests of its amortizing network affiliation intangible assets and recorded impairment on these assets at both dates. The Registrant determined that no impairment test of network affiliations was required at September 29. Pursuant to FASB Statement No. 144, the Registrant first evaluates network affiliations for impairment on a television station-by-station basis by comparing carrying values to undiscounted cash flows. If a network affiliation asset’s carrying value exceeds its undiscounted cash flows, the Registrant writes down the carrying value to its fair value (calculated on a discounted cash flow basis). The undiscounted cash flows directly related to network affiliations are primarily determined by reference to the station’s forecasted revenues and the network’s performance against a benchmark EBITDA margin for the average market participant. Management judgment is required when selecting a discount rate for purposes of determining each asset’s discounted cash flows. The Registrant used a discount rate of 11% at both June 29 and December 28.

Other Intangible Assets

As part of its December 28 impairment test, the Registrant determined that the fair value of certain trade names (non-amortizing) within the Broadcast Division were below their carrying value. Additionally, the Registrant determined that the carrying value of certain advertiser and programming assets (amortizing) within the Broadcast Division were no longer recoverable. The Registrant recorded impairment charges related to these assets prior to completion of the December 28 goodwill test. This category represented only 3% of remaining goodwill and intangible assets at December 28.

Consideration of Stock Price

The Registrant considers stock price at two points during its impairment testing process. The Registrant first evaluates significant declines in stock price to determine whether the decline in conjunction with other factors represents an indicator of impairment. Upon completion of a goodwill impairment test, the Registrant also considers whether its market capitalization is inconsistent with the total of reporting unit fair values. At each impairment test date in 2008, the Registrant concluded that the aggregate fair value of its reporting units was not inconsistent with the Registrant’s equity capitalization plus the value of its debt.

First Quarter 2009 Impairment Considerations

The Registrant evaluated the impairment considerations, including those listed in paragraph 29 of FAS 142, as of the end of its first quarter 2009. As part of this analysis, the Registrant determined that its full-year 2009 forecasts for cash flow as of the end of March were similar to those used in its December 28 impairment test. The Registrant also noted that its stock price rose 27% during the first quarter. Accordingly, the Registrant concluded that it was more-likely-than-not at the end of March 2009 that the estimated fair values of its indefinite-lived intangible assets and reporting units with goodwill exceeded the corresponding carrying values.

Note 4. Investments, page 29

12.	We note your disclosure that under the purchase agreement, the partners retained liabilities for certain retirement, environmental, and income tax issues. Please explain to us, and disclose in future filings, the nature of the liabilities retained by the company and tell us how you determined the amount, if any, recorded as a liability on the balance sheet as of December 28, 2008.

Registrant’s Response

The Registrant and its two equal partners completed the sale of SP Newsprint Company (SPNC) to White Birch Paper Company in the second quarter of 2008. Under the purchase agreements, the partners retained liabilities for certain retirement, environmental, and income tax issues. At December 28, 2008, the Registrant had an accrued liability of $3.5 million related to these matters. A summary of each of these retained liabilities and the Registrant’s share follows:

•

The partners retained responsibility for a supplemental retirement plan liability which was ultimately paid out in January 2009; the Registrant had accrued $1.7 million as of December 28, 2008, representing its share of the payment.

•

The partners agreed to an environmental indemnity for a period of 5 years following closing of the sale transaction. The Registrant considered the possible outcomes and estimated, based on a probability-weighted average cash flow analysis, that it had a liability of less than $1 million at December 28, 2008.

•

The partners remain contingently liable for certain income tax matters related to SP Newsprint. The Registrant’s accrued liability of less than $1 million at December 28, 2008, represents its best estimate of loss pursuant to FASB Statement No. 5, Accounting for Contingencies.

The Registrant will consider the need for further disclosure of these retained liabilities in future filings.

13.	We note that during 2008 you sold your interest in SP Newsprint Company, an equity method investee. In light of the significance of this equity method investee in the year ended December 30, 2007, financial statement information is required to be included in the Form 10-K filing under Rule 3-09 of Regulation S-K. We note that on November 20, 2008 the SEC Staff issued a letter to the Company granting a waiver from providing unaudited financial statements or summarized financial information for SP Newsprint Company for the three months ended March 31, 2008 in the 2008 Form 10-K. However, the letter also indicates that the company should provide the audited financial statements of SP for the two years ended December 31, 2007 in the 2008 Form 10-K. Please revise to include these audited financial statements in an amended Form 10-K. Please note that the audited financial statements for SP Newsprint Co. can not be incorporated by reference from the 2007 10-K as you have attempted to do so on page 42 of your 2008 Form 10-K, since the auditors report on such financial statements must be reissued at the time the financial statements are included in your 2008 Form 10-K.

Registrant’s Response

Per the Registrant’s March 31, 2009, telephone conversation with the SEC’s Claire Erlanger, we have been advised that the Registrant has met the requirements of Rule 3-09 for the year ended December 28, 2008. Specifically, the Registrant referred the SEC Staff to the Consent of Independent Auditors dated February 20, 2009, contained in Exhibit 23.2 to its Form 10-K whereby the auditor’s report was reissued.

Note 5. Long-Term Debt and Other Financial Instruments, page 30

14.	We note that during 2008 and 2007 you modified your credit facilities, which include a revolving credit facility and a variable bank term loan. Please explain to us, and disclose in future filings, how you accounted for the modifications of this debt in accordance with EITF 96-19 and EITF 98-14, as applicable.

Registrant’s Response

As indicated in Note 5, the Registrant has a revolving credit facility as well as a $300 million variable bank term loan (together the “Facilities”) both of which mature in 2011. The Registrant modified the Facilities during the fourth quarters of 2007 and 2008. The Registrant applied the guidance in EITF 96-19 to evaluate the significance of each modification to its term loan. In each case, it was determined that the modification did not result in a “substantially different” term loan. Accordingly, new borrowing fees along with unamortized existing borrowing fees are being amortized over the remaining term of the loan.

The Registrant applied the guidance in EITF 98-14 to determine the accounting impact of each modification to the revolving credit facility. The 2007 modification did not impact the borrowing capacity, thus associated borrowing fees were capitalized along with existing borrowing fees and began being amortized over the remaining term of the revolving credit facility. The 2008 modification reduced the borrowing capacity of the revolving credit facility by 40%. As disclosed in Note 5, the Registrant wrote off $1.1 million of existing borrowing costs, representing 40% of the unamortized balance. The Registrant capitalized new borrowing fees and legal fees related to the amended revolving credit facility and began amortizing these costs, along with the remaining unamortized costs of the original revolving credit facility, over the remaining term of the facility.

While the Registrant did not refer to the specific EITFs, in light of materiality, the Registrant believes it has adequately disclosed the modifications of the Facilities and the accounting implications in Note 5.

Note 11. Commitments, Contingencies, and Other – Other, page 39

15.	We note your disclosure that Sprint/Nextel is providing the Company with new equipment capable of meeting the narrowed broadcasting frequency criteria and you recorded gains of $5.2 million in 2008 and $.9 million in 2007 in the line item “selling, general, and administrative” on the statement of operations. We further note that you anticipate recording additional gains in the next year. Please tell us how you calculated or determined the amount of the gain in both 2007 and 2008 and explain to us why you believe it is appropriate to record this transaction as a gain.

Registrant’s Response

As disclosed in Note 11, the Registrant is in the process of surrendering old broadcasting equipment to Sprint/Nextel in exchange for new digital equipment in order to comply with an FCC mandate. The Registrant accounts for these nonmonetary exchanges in accordance with Accounting Principles Bulletin No. 29, Accounting for Nonmonetary Transactions, as amended by FASB Statement No. 153 (APB 29).

The Registrant can readily determine the fair value of the assets received and the transaction does not involve an exchange of product or property held for sale in the ordinary course of business. The Registrant also determined that the transaction has commercial substance because of a significant difference in the entity specific values of the old and new assets. Specifically, the Registrant surrendered old assets that were near the end of their economic useful lives (and about to become technologically obsolete due to the FCC mandate), often almost fully depreciated, and nearing replacement, for new assets that will generate cash flows for several years into the future, without a cash outlay.

Based on the above, the Registrant concluded that it was appropriate to record the nonmonetary exchanges at the fair value of the equipment received determined by reference to the actual purchase price paid by Sprint/Nextel. The gains recorded in both 2008 and 2007 represent the difference between the fair value of the equipment that was received and the carrying value of the equipment that was surrendered. Appropriate disclosures were made in Note 11.

16.	We note from the disclosure on page 39 that the Company reduced its workforce and recognized severance costs of $10.9 million, $3 million, and $1.0 million during 2008, 2007, and 2006, respectively. As these appear to be costs that would be subject to guidance outlined in SFAS No. 146, please revise the notes to your financial statements in future filings to include all of the disclosures outlined in paragraph 20 of SFAS No. 146, as applicable.

Registrant’s Response

The Registrant accounted for the severance costs described in Note 11 in accordance with FASB Statement No. 112, Employers’ Accounting for Postemployment Benefits, as the Registrant has established an ongoing severance benefit practice. The Registrant is now aware that footnote 18 to SEC Staff Topic 5P indicates that the disclosures outlined in paragraph 20 of SFAS No. 146 also apply to employee termination benefits recognized pursuant to Statement 112. Accordingly, the Registrant began providing the disclosures outlined in paragraph 20 of SFAS No. 146, as applicable, in its Form 10-Q for the quarterly period ended March 29, 2009.

We hope the staff finds the above information responsive to its comments. In connection with this response, the Registrant acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 649-6643.

Very truly yours,

/s/ Stephen Y. Dickinson
Stephen Y. Dickinson

cc:	John A. Schauss
George L. Mahoney
Claire Erlanger (SEC)